FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 17, 2015

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the purchase of equipment.” dated February 17, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 17, 2015	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
February 17, 2015
English Language Summary

Subject:   To announce the purchase of equipment
Regulation:   Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2015/02/17

Contents:

1.     Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Equipments and facilities for TFT-LCD manufacturing.
2.     Date of the occurrence of the event 2014/03/12~2015/02/17
3.     Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:unit price, total transaction price:
NT$ 1,468,377 thousand/set and NT$ 1,468,377 thousand totally.
4.     Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
NIKON CORPORATION and M+W High Tech Projects Taiwan Co., Ltd.
5.     Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A
6.     Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company   at those times:N/A
7.     Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A
8.     Terms of delivery or payment (including payment period and monetary amount):Payment in installments.
9.     The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Price comparison and price negotiation.

10.   Name of the professional appraisal institution and its appraisal amount:N/A
11.   Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A
12.   Is the appraisal report price a limited price or specific price?:N/A
13.   Has an appraisal report not yet been obtained?:N/A
14.   Reason an appraisal report has not yet been obtained:N/A
15.   Broker and broker's fee:N/A
16.   Concrete purpose or use of the acquisition or disposition: manufacturing.
17.   Do the directors have any objection to the present transaction?:N/A
18.   Any other matters that need to be specified:
1.  Transaction price of each trading counterparty：
NIKON CORPORATION：NT$540,059 thousand
M+W High Tech Projects Taiwan Co., Ltd.：NT$928,317 thousand
2.  The Company has released related information about the capital expenditure budget in accordance with the regulations.